UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 5)*

BGC Partners, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

05541T 10 1

(CUSIP Number)

Stephen M. Merkel, Esq.

Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 3, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05541T 10 1	13D	Page 2 of 16

(1)	Names of reporting persons Cantor Fitzgerald, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares of Class A Common Stock
	(8)	Shared voting power 96,218,033 shares of Class A Common Stock
	(9)	Sole dispositive power 0 shares of Class A Common Stock
	(10)	Shared dispositive power 96,218,033 shares of Class A Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 96,218,033 shares of Class A Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 64.8%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 05541T 10 1	13D	Page 3 of 16

(1)	Names of reporting persons CF Group Management, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares of Class A Common Stock
	(8)	Shared voting power 98,022,388 shares of Class A Common Stock
	(9)	Sole dispositive power 0 shares of Class A Common Stock
	(10)	Shared dispositive power 98,022,388 shares of Class A Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 98,022,388 shares of Class A Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 65.4%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 05541T 10 1	13D	Page 4 of 16

(1)	Names of reporting persons Howard W. Lutnick
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,223,140 shares of Class A Common Stock
	(8)	Shared voting power 104,996,779 shares of Class A Common Stock
	(9)	Sole dispositive power 10,223,140 shares of Class A Common Stock
	(10)	Shared dispositive power 104,996,779 shares of Class A Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 115,219,919 shares of Class A Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 69.4%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 05541T 10 1	13D	Page 5 of 16

This Amendment No. 5 (this “Amendment”) amends the Schedule 13D, dated April 1, 2008 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated December 1, 2008 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated January 30, 2009 (“Amendment No. 3”), and Amendment 4 to the Original 13D, dated May 7, 2009 (“Amendment No. 4”) filed by Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (together with CFLP and CFGM, the “Reporting Persons”). Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4, as the case may be.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by adding the following:

See Item 4, which is incorporated by reference herein.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following:

This Amendment No. 5 is being filed principally to reflect (i) an increase in the reportable beneficial ownership of shares of Class A Common Stock of the Reporting Persons (other than CFLP) and certain of the other persons listed on Schedule A to the Original 13D as a result of the fact that they or their designee were entitled to receive distribution rights shares on October 1, 2009, (ii) the fact that CFLP offered to its partners an opportunity to defer receipt of their second tranche of distribution right shares and receive a distribution equivalent; (iii) certain updated beneficial ownership information of the Reporting Persons with respect to the deferral of receipt of their distribution right shares and (iv) reflect the accelerated issuance of 508,045 distribution right shares from CFLP to one of its partners; (v) reflect the conversion of certain shares of Class B Common Stock to Class A; and (vi) reflect the change in the outstanding number of Class A Common Stock of BGC Partners, Inc.

In connection with the Separation, CFLP received 67,138,052 BGC Holdings limited partnership units. On March 31, 2009, the first anniversary of the completion of the Separation, all such BGC Holdings limited partnership units became exchangeable with the Company for shares of Class B Common Stock (or, at CFLP’s option, or if there are no additional authorized but unissued shares of Class B Common Stock, shares of Class A Common Stock) on a one-for-one basis (subject to customary anti-dilution adjustments). The Class B Common Stock is convertible at any time on a one-for-one basis (subject to customary anti-dilution adjustments) into Class A Common Stock. As of the date hereof, the Company had 58,500,000 shares of authorized but unissued Class B Common Stock.

After certain accelerated distributions of distribution rights shares described in Amendment No. 1 and Amendment No. 2, the aggregate number of shares of Class A Common Stock that CFLP was required to distribute to retained and founding partners was 26,145,740 shares (23,046,758 shares with respect to retained partners and 3,098,982 shares with respect to founding partners). The distribution rights provided to retained partners, including the Reporting Persons (other than CFLP) and certain other persons listed on Schedule A to the Original 13D, generally entitle the holder to receive a distribution of a fixed number of shares of Class A Common Stock from CFLP distributable in the following circumstances:

CUSIP No. 05541T 10 1	13D	Page 6 of 16

•

with respect to distribution rights received in respect of CFLP limited partnership units, including units acquired at any time as a result of reinvestment in respect thereof, that were held three years or longer as of the completion of the Merger, one-third of the shares underlying the distribution rights on each of the 12-, 18- and 24-month anniversaries of the completion of the Merger; and

•

with respect to distribution rights received in respect of CFLP limited partnership units, including units acquired at any time as a result of reinvestment in respect thereof, that were held less than three years as of the completion of the Merger, one-fifth of the shares underlying the distribution rights on each of the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, in each case, if, as of the applicable anniversary date, that holder continues to provide services to CFLP and has not breached his, her or its CFLP partner obligations, including the non-competition and non-solicitation covenants contained in the limited partnership agreement of CFLP, to the extent applicable. The distribution rights provided by CFLP to founding partners entitle the holder to receive a fixed number of shares of Class A Common Stock from CFLP, with one-third of such shares distributable on each of the 12-, 24- and 36-month anniversaries of the completion of the Merger.

On October 1, 2009, the 18-month anniversary of the completion of the Merger, Cantor was required to distribute an aggregate of 6,999,532 shares of Class A Common Stock to retained partners, not including shares previously sold. In connection with the previous issuance of distribution rights shares and in connection with the 18-month anniversary, Cantor has offered to its partners the opportunity to elect to defer their receipt of the distribution right shares and receive a distribution equivalent rather than making an immediate issuance of such shares in the form of Class A Common Stock. Cantor partners who elect to defer their right to such shares are entitled to receive their shares of Class A Common Stock upon written notice to Cantor. Shares will be delivered on such subsequent dates as shall be determined by Cantor in its administrative discretion and Cantor shall have a right to defer such issuances for up to 3 months, although Cantor generally makes such issuances on a quarterly basis to its partners. Accordingly, of the 6,317,385 distribution rights shares to be distributed by Cantor in April 2009, partners having rights to 5,540,486 of such distribution rights shares elected to defer their receipt of shares. In May 2009, Cantor converted shares of Class B Common Stock and delivered 534,067 shares of Class A Common Stock in satisfaction of its distribution rights obligations effective April 1, 2009. On August 3, 2009, Cantor accelerated the issuance of distribution rights shares to a partner and transferred 508,045 shares of its Class A Common Stock to such partner, in full satisfaction of its distribution rights obligation to such partner. In September 2009, Cantor converted 2,700,000 shares of Class B Common Stock and delivered 134,226 shares of Class A Common Stock in satisfaction of its distribution rights obligations effective April 1, 2009. On October 1, 2009, Cantor was required to distribute to the retained partners a cumulative aggregate of 12,648,624 distribution rights shares. Cantor has offered these partners the opportunity to defer their receipt of this second tranche of distribution rights shares.

Upon completion of this October 1 distribution, the aggregate number of remaining shares of Class A Common Stock that Cantor will be required to distribute to retained and founding partners will be 24,969,402 shares of Class A Common Stock (22,262,680 shares with respect to retained partners and 2,706,722 shares with respect to founding partners).

Specifically, each of the Reporting Persons, which on October 1, 2009 were entitled to receive in the aggregate 7,099,512 distribution rights shares, have indicated that they will defer receipt of their cumulative distribution rights shares until such time as they request them in writing from Cantor and receive a distribution equivalent rather than receiving such distribution rights shares at the present time.

CUSIP No. 05541T 10 1	13D	Page 7 of 16

As noted above, retained partners, including the Reporting Persons (other than CFLP) and certain of the other persons listed on Schedule A to the Original 13D, are expected to receive distribution rights shares. The following table shows, the total number of distribution rights shares which may be receivable by each of the Reporting Persons (other than CFLP) and the other persons listed on Schedule A to the Original 13D, the number of distribution rights deferred by each such person effective April 1, 2009 and the number of distribution rights which each reporting person was entitled to receive on October 1, 2009:

Name	Total Number of Distribution Rights Shares Receivable	Number of Distribution Rights Shares Deferred as of April 1, 2009*	Number of Distribution Rights Receivable as of October 1, 2009
Mr. Lutnick (1) (2) (4)	7,742,325	2,125,611	2,125,611
CFGM (3)	2,050,197	683,399	683,399
KBCR (4)	2,048,000	682,667	682,667
Mr. Fraser (5)	124,992	41,664	41,664
Mr. Merkel (6)	60,683	0	6,736
Ms. Edith Lutnick (7)	43,368	8,674	8,674
Mr. Barnard (8)	49,798	0	8,746
Ms. Allison Lutnick (1)	0	0	0

*	The share amounts set forth in this table have been adjusted to reflect, for certain holders, the effect of the accelerated distribution of distribution rights shares in connection with the sale of shares in June 2008, as described in Amendment No. 1.

(1)	In a addition, a trust for the benefit of descendants of Mr. Lutnick (the “Trust”), of which Ms. Allison Lutnick, Mr. Lutnick’s wife, is one of two trustees and with respect to which Mr. Lutnick has limited powers to remove and replace such trustees, also is expected to receive a total of 1,610,182 distribution rights shares, of which 536,727, 536,727 and 536,728 shares are expected to be receivable by the Trust on the 12-, 18- and 24-month anniversaries of the completion of the Merger. Also, after taking into account the 5,769 distribution rights shares received from CFLP on an accelerated basis and sold in the Offering by a member of LFA, LFA is entitled to receive a total of 166,073 distribution rights shares, of which 52,281, 56,511 and 57,281 shares are entitled to be received by LFA on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. Mr. Lutnick is the managing member of LFA and each of Ms. Edith Lutnick and Ms. Allison Lutnick are members of LFA. The Trust and LFA have elected to defer receipt of the first tranche and are expected to defer receipt of the second tranche of distribution rights shares and receive a distribution equivalent.

(2)	Of the 7,742,325 distribution rights shares, 2,125,611, 2,125,611, 2,125,611, 682,746 and 682,746 shares are receivable by Mr. Lutnick on the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, respectively. Mr. Lutnick has elected to defer receipt the first tranche and is expected to defer receipt of the second tranche of distribution rights shares and receive a distribution equivalent.

CUSIP No. 05541T 10 1	13D	Page 8 of 16

(3)	Of the 2,050,197 distribution rights shares, 683,399, 683,399 and 683,399 shares are expected to be receivable by CFGM on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. Mr. Lutnick is the President and sole stockholder of CFGM and CFGM is the managing general partner of CFLP. CFGM has elected to defer receipt the first tranche and is expected to defer receipt of the second tranche of distribution rights shares and receive a distribution equivalent.

(4)	Of the 2,048,000 distribution rights shares, 682,667, 682,667 and 682,666 shares are expected to be receivable by KBCR on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. Mr. Lutnick is the managing member of KBCR. KBCR has elected to defer receipt of the first tranche and is expected to defer receipt of the second tranche of distribution rights shares and receive a distribution equivalent.

(5)	Of the 124,992 distribution rights shares, 41,664, 41,664 and 41,664 shares are expected to be receivable by Mr. Fraser on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. In addition, three trusts for the benefit of Mr. Fraser’s children are expected to receive a total of 345,030 distribution rights shares, of which 115,010, 115,010 and 115,010 shares are expected to be receivable by the trusts on the 12-, 18-, and 24-month anniversaries of the completion of the Merger, respectively. Also, after taking into account the 192,308 distribution rights shares received from CFLP on an accelerated basis and sold in the Offering, Lord Lovat is expected to be entitled to receive a total of 1,679,566 distribution rights shares, of which 431,651, 623,958 and 623,957 shares are expected to be receivable by Lord Lovat on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. Mr. Fraser is the sole shareholder of Lord Lovat. Lord Lovat, Mr. Fraser and the trusts have elected to defer receipt of the first tranche and is expected to defer receipt of the second tranche of distribution rights shares and receive a distribution equivalent.

(6)	After taking into account the 175,000 distribution rights shares received from CFLP on an accelerated basis and sold to the Company in June 2008, Mr. Merkel is expected to receive a total of 60,683 distribution rights shares, of which, 0, 6,736, 47,209, 3,369 and 3,369 shares are expected to be receivable by Mr. Merkel on the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, respectively. Mr. Merkel will have the option to defer receipt of the second tranche of distribution rights shares and receive a distribution equivalent.

(7)	Of the 43,368 distribution rights shares, 8,674, 8,674, 8,674, 8,673 and 8,673 shares are expected to be receivable by Ms. Edith Lutnick on the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, respectively. Ms. Edith Lutnick has elected to defer receipt of the first tranche and is expected to defer receipt of the second tranche of distribution rights shares and receive a distribution equivalent.

(8)	Of the 49,798 distribution rights shares, 0, 8,746, 13,684, 13,684 and 13,684 shares are expected to be receivable by Mr. Barnard on the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, respectively. Mr. Barnard is expected to defer receipt of the second tranche of distribution rights shares and receive a distribution equivalent.

CUSIP No. 05541T 10 1	13D	Page 9 of 16

As previously reported in the Original 13D, CFLP has the right to purchase from BGC Holdings any non-exchangeable BGC Holdings limited partnership units held by any founding partner that are redeemed by BGC Holdings upon termination or bankruptcy of the founding partner. Any such BGC Holdings limited partnership units purchased by CFLP from BGC Holdings will be exchangeable by CFLP for shares of Class B Common Stock or, at CFLP’s election, shares of Class A Common Stock, in each case on a one-for-one basis (subject to customary anti-dilution adjustments), from the Company, on the same basis as CFLP’s other BGC Holdings limited partnership units. As a result of the termination of an aggregate of 29 BGC Holdings founding partners since April 1, 2008, BGC Holdings has the right to redeem an aggregate of 1,731,384 BGC Holdings limited partnership units. To date, BGC Holdings has not redeemed any of the limited partnership units held by these 29 former founding partners. Upon the redemption of any of the founding partners’ BGC Holdings limited partnership units, CFLP will have the right to purchase from BGC Holdings an equivalent number of exchangeable BGC Holdings limited partnership units pursuant to terms yet to be determined.

As of September 24, 2009, the Company has issued an aggregate of 3,190,462 shares of Class A Common Stock to partners of BGC Holdings upon exchange of their exchangeable Founding Partnership Units. All of these shares are eligible for sale. In order to facilitate receipt of the shares by the partners of BGC Holdings and receipt of distribution rights shares to be received by partners of BGC Holdings and Cantor, the Company and Cantor have made arrangements for such partners to open brokerage accounts with an investment bank. These accounts will facilitate repayment by any such partners of any partnership loans or other amounts payable to Cantor or the Company.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

On April 1, 2009, the 12-month anniversary of the completion of the Merger, Cantor was required to distribute an aggregate of 6,317,385 shares of Class A Common Stock (5,872,888 shares with respect to retained partners and 444,497 shares with respect to founding partners), some of which CFLP partners elected to defer receipt of their shares. The information in this Item 5 is provided as of the date of this filing (except for the number of shares of Class A Common Stock held in Mr. Lutnick’s and Mr. Merkel’s respective 401(k) accounts, which is provided as of September 23, 2009):

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 2,680,619 shares of Class A Common Stock owned of record by it, (ii) 26,399,362 shares of Class A Common Stock receivable upon conversion of 26,399,362 shares of Class B Common Stock owned of record by it, and (iii) 67,138,052 shares of Class A Common Stock receivable upon exchange of 67,138,052 BGC Holdings exchangeable limited partnership units (or, upon conversion of 67,138,052 shares of Class B Common Stock receivable upon exchange of 67,138,052 BGC Holdings exchangeable limited partnership units, or such lesser number of authorized but unissued shares of Class B Common Stock). On September 24, 2009 CFLP converted 2,700,000 shares of Class B Common Stock to Class A Common Stock in preparation for the October 1, 2009 Distribution. CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Lutnick, the President and sole shareholder of CFGM. These amounts include 12,648,624 shares of Class A Common Stock deferred by CFLP Partners, which may generally be issued to such partners upon request.

CUSIP No. 05541T 10 1	13D	Page 10 of 16

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 388,812 shares of Class A Common Stock owned of record by it, (ii) 48,745 shares of Class A Common Stock receivable upon conversion of 48,745 shares of Class B Common Stock owned of record by it, (iii) 1,366,798 distribution rights shares of Class A Common Stock deliverable by CFLP to CFGM beginning on April 1, 2009, and (iv) 96,218,033 shares of Class A Common Stock beneficially owned by CFLP consisting of: (a) 2,680,619 shares of Class A Common Stock owned of record by CFLP, (b) 26,399,362 shares of Class A Common Stock receivable upon conversion of 26,399,362 shares of Class B Common Stock owned of record by CFLP, and (c) 67,138,052 shares of Class A Common Stock receivable, beginning March 31, 2009, upon exchange by CFLP of 67,138,052 BGC Holdings exchangeable limited partnership units (or, upon conversion of 67,138,052 shares of Class B Common Stock receivable, upon exchange of 67,138,052 BGC Holdings exchangeable limited partnership units, or such lesser number of authorized but unissued shares of Class B Common Stock). These amounts include 12,648,624 shares of Class A Common Stock deferred by CFLP Partners, which may generally be issued to such partners upon request.

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 815,373 shares of Class A Common Stock owned of record by him, (ii) 9,175,000 shares of Class A Common Stock subject to options exercisable within 60 days, and (iii) 232,767 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account. In addition, Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (a) 4,251,222 distribution rights shares of Class A Common Stock deliverable by CFLP to Mr. Lutnick on or about October 1, 2009, (b) 1,249,043 shares of Class A Common Stock owned of record for the benefit of Mr. Lutnick’s descendants by the Trust (including 1,073,454 distribution rights shares of Class A Common Stock deliverable by CFLP to the Trust on or about October 1, 2009), (c) 1,365,334 distribution rights shares of Class A Common Stock deliverable by CFLP to KBCR on or about October 1, 2009, by virtue of Mr. Lutnick being the managing member of KBCR, which is a non-managing General Partner of CFLP, (d) 108,792 distribution rights shares of Class A Common deliverable by CFLP to LFA on or about October 1, 2009, by virtue of Mr. Lutnick being the managing member of LFA, and (e) an aggregate of 98,022,388 shares of Class A Common Stock ((I) 3,069,431 shares of Class A Common Stock owned of record by CFGM and CFLP, (II) 26,448,107 shares of Class A Common Stock receivable upon conversion of 26,448,107 shares of Class B Common Stock owned of record by CFGM and CFLP, (III) 1,366,798 distribution rights shares of Class A Common Stock deliverable by CFLP to CFGM on about October 1, 2009, and (IV) 67,138,052 shares of Class A Common Stock receivable, upon exchange by CFLP of 67,138,052 BGC Holdings exchangeable limited partnership units (or, upon conversion of 67,138,052 shares of Class B Common Stock receivable, upon exchange of 67,138,052 BGC Holdings exchangeable limited partnership units, or such lesser number of authorized but unissued shares of Class B Common Stock) beneficially owned by CFGM and CFLP, by virtue of Mr. Lutnick being the President and sole stockholder of CFGM. The receipt of first tranche of the distribution rights shares has been and the second tranche is expected to be deferred until the beneficial owner elects to receive them. These amounts include 12,648,624 shares of Class A Common Stock deferred by CFLP Partners, which may generally be issued to such partners upon request.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to 1,365,334 distribution rights shares deliverable by CFLP to KBCR on or about October 1, 2009. The receipt of the first tranche of distribution rights shares has been and the second tranche is expected to be deferred until the beneficial owner elects to receive them.

Mr. Fraser is the beneficial owner of, and has sole voting and dispositive power with respect to 27,431 shares Class A Common Stock owned of record by trusts for the benefit of Mr. Fraser’s children and has shared voting and dispositive power with respect to (i) 83,328 distribution rights shares deliverable by CFLP to Mr. Fraser on or about on October 1, 2009, and (ii) 230,020 distribution rights

CUSIP No. 05541T 10 1	13D	Page 11 of 16

owned of record by trusts for the benefit of Mr. Frasers’ children and deliverable by CFLP to the trusts on or about October 1, 2009. The receipt of the first tranche of distribution rights shares has been and the second tranche is expected to be deferred until the beneficial owner elects to receive them.

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 9,872 shares of Class A Common Stock owned of record by him, (ii) 610,000 shares of Class A Common Stock subject to options exercisable within 60 days, and (iii) 6,240 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account. In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to (i) 2,250 shares of Class A Common Stock held of record by Mr. Merkel’s wife and (ii) 6,736 distribution rights shares of Class A Common Stock deliverable by CFLP to Mr. Merkel on or about October 1, 2009. The receipt of the second tranche of distribution rights shares is expected to be deferred until the beneficial owner elects to receive them.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 94,467 shares of Class A Common Stock owned of record by her, and has shared voting and dispositive power with respect to 17,348 distribution rights shares deliverable by CFLP to Ms. Edith Lutnick beginning on October 1, 2009. The receipt of the distribution rights shares has been and the second tranche is expected to be deferred until the beneficial owner elects to receive them.

Mr. Barnard is the beneficial owner of, and has sole voting and dispositive power with respect to 4,056 shares of Class A Common Stock owned of record by him, and has shared voting and dispositive power with respect to 8,746 distribution rights shares deliverable by CFLP to Mr. Barnard beginning on October 1, 2009.

Ms. Allison Lutnick does not beneficially own any shares of Class A Common Stock.

(a) Number of shares and percent of Class A Common Stock beneficially owned by each of the Reporting Persons and the other persons listed on Schedule A of the Original 13D:

Number of Shares of Class A Common Stock:

Person	Number of Shares
CFLP	96,218,033
CFGM	98,022,388
Mr. Lutnick	115,219,919
KBCR	1,365,334
Mr. Fraser	340,779
Mr. Merkel	635,098
Ms. Edith Lutnick	111,815
Mr. Barnard	12,802
Ms. Allison Lutnick	0

Percent of Class A Common Stock:

Person	Percentage
CFLP	64.8%
CFGM	65.4%
Mr. Lutnick	69.4%
KBCR	*
Mr. Fraser	*
Mr. Merkel	1.1%
Ms. Edith Lutnick	*
Mr. Barnard	*
Ms. Allison Lutnick	0%

*	Less than 1%.

CUSIP No. 05541T 10 1	13D	Page 12 of 16

(b) Number of shares of Class A Common Stock beneficially owned as to which the Reporting Persons and each of the other persons listed on Schedule A of the Original 13D has:

(i) sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	10,223,140
KBCR	0
Mr. Fraser	27,431
Mr. Merkel	626,112
Ms. Edith Lutnick	94,467
Mr. Barnard	4,056
Ms. Allison Lutnick	0

(ii) shared power to vote or direct the vote:

Person	Number of Shares
CFLP	96,218,033
CFGM	98,022,388
Mr. Lutnick	104,996,779
KBCR	1,365,334
Mr. Fraser	313,348
Mr. Merkel	8,986
Ms. Edith Lutnick	17,348
Mr. Barnard	8,746
Ms. Allison Lutnick	0

(iii) sole power to dispose or to direct the disposition of:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	10,223,140
KBCR	0
Mr. Fraser	27,431
Mr. Merkel	626,112
Ms. Edith Lutnick	94,467
Mr. Barnard	4,056
Ms. Allison Lutnick	0

*	Less than 1%.

CUSIP No. 05541T 10 1	13D	Page 13 of 16

(iv) shared power to dispose of or to direct the disposition of:

Person	Number of Shares
CFLP	96,218,033
CFGM	98,022,388
Mr. Lutnick	104,996,779
KBCR	1,365,334
Mr. Fraser	313,348
Mr. Merkel	8,986
Ms. Edith Lutnick	17,348
Mr. Barnard	8,746
Ms. Allison Lutnick	0

(c) See Item 4 which is incorporated by reference herein.

(d) The beneficiaries of the Trust have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by the Trust. Mr. Fraser’s children have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by the three trusts established for their benefit. The members of LFA have the right to receive any dividends from or the proceeds from any sale of, shares of Class A Common Stock owned of record by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by it. Mr. Merkel’s spouse has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by her.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Items 4 and 5, which are incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 20	Joint Filing Agreement, dated as of October 15, 2009, among the Reporting Persons.

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CUSIP No. 05541T 10 1	13D	Page 14 of 16

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 15, 2009

Cantor Fitzgerald, L.P.

By:	/S/ HOWARD W. LUTNICK
	Name:	Howard W. Lutnick
	Title:	Chairman, President and Chief Executive

CF Group Management, Inc.

By:	/S/ HOWARD W. LUTNICK
	Name:	Howard W. Lutnick
	Title:	President

/S/ HOWARD W. LUTNICK
Howard W. Lutnick

[Signature Page to Schedule 13D/A dated October 15, 2009]

CUSIP No. 05541T 10 1	13D	Page 15 of 16

EXHIBIT INDEX

Exhibit 20	Joint Filing Agreement, dated as of October 15, 2009, among the Reporting Persons.

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CUSIP No. 05541T 10 1	13D	Page 16 of 16

Exhibit 20

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 15th day of October 2009, among Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.	Amendment No. 5 to Schedule 13D with respect to the Class A Common Stock, par value $0.01 per share, of BGC Partners, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.	Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

Cantor Fitzgerald, L.P.

By:	/S/ HOWARD W. LUTNICK
	Name:	Howard W. Lutnick
	Title:	Chairman, President and Chief Executive Officer

CF Group Management, Inc.

By:	/S/ HOWARD W. LUTNICK
	Name:	Howard W. Lutnick
	Title:	President

/S/ HOWARD W. LUTNICK
Howard W. Lutnick